FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 23, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
FULL YEAR 2004 FINANCIAL RESULTS

Moscow, Russia – March 21, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the year ended December 31, 2004.

In 2004, Wimm-Bill-Dann’s sales rose 26.7% to US$1,189.3 million compared to US$938.5 million in 2003. Gross profit increased 19.8% compared to last year, while gross margins decreased to 27.5% in 2004 from 29.1% in 2003. Net income increased 8.5% to US$23.0 million in 2004 from US$21.2 million last year. Adjusted EBITDA* increased 21.3% year-on-year to US$96.9 million. Adjusted EBITDA* margin stood at 8.1%.

Commenting on today’s announcement Sergei Plastinin, Chief Executive Officer of Wimm-Bill-Dann Foods OJSC, said: “Summing up the results of 2004, I would like to emphasize that I am pleased with the EBITDA and top line growth we demonstrated in 2004, as well as with improvements in operating cash flow. At the same time, we remain focused on improving our profitability and tightening our cost control procedures and mechanisms. At the end of last year we laid the foundation for the beginning of our structural reform and abolished the Centre regional division in Dairy. We believe that some additional steps that we carried out in the beginning of this year, including the merger of Juice and Water businesses, will allow us to benefit further from economies of scale and more streamlined operations at every level – from production to marketing to distribution. The strategic and ever growing role of the baby food market prompted us to organize Baby Food into a separate business unit. On the operation level, dairy sales grew a healthy 34% year-on-year, with cheese sales more than doubling compared to 2003. At the same time yogurts, dairy deserts and juice containing dairy drinks grew 36% year-on-year, a slower pace than we initially anticipated. However, we believe that the consumption of these higher margin products will intensify in 2005 and beyond. In the course of last year we completed the enhancement of our distribution network and launched new packaging formats in juice. We continue to improve our corporate governance procedures within the company and are in the process of taking all the necessary steps required in compliance with the Sarbanes-Oxley Act.”

Key Operating and Financial Indicators of FY 2004

	FY 2004	FY 2003	Change
Sales volumes, thousand tons	1,611.1	1,484.5	8.5%

	US$‘mln	US$‘mln

Sales	1,189.3	938.5	26.7%
Dairy	886.0	662.3	33.8%
Juice	298.7	274.5	8.8%
Water	4.6	1.6	—
Gross profit	327.6	273.4	19.8%
Selling and distribution expenses	(173.4)	(140.7)	23.2%
General and administrative expenses	(92.8)	(76.0)	22.1%
Operating income	52.9	49.2	7.5%
Financial income and expenses, net	(14.6)	(15.3)	(4.6)%
Net income	23.0	21.2	8.5%
Adjusted EBITDA*	96.9	79.9	21.3%
CAPEX including acquisitions	82.7	117.0	(29.3)%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Wimm-Bill-Dann’s sales reached US$1,189.3 million in 2004 compared to US$938.5 million in 2003.

Sales in the Dairy Segment increased 33.8% from US$662.3 million in 2003 to US$886.0 million in 2004, while the average selling price increased 16.7% from US$0.66 per 1 kg in 2003 to US$0.77 per 1 kg in 2004. This increase was primarily driven by a ruble price increase and ruble appreciation. Gross margins in the Dairy Segment declined from 27.1% in 2003 to 25.4% in 2004. This change was primarily caused by a 16.6% year-on-year increase in the weighted average ruble price of raw milk as well as rising depreciation charges and personnel costs.

Sales in the Juice Segment increased 8.8% from US$274.5 million in 2003 to US$298.7 million in 2004, while the average selling price increased 13.8% from US$0.58 per liter in 2003 to US$0.66 per liter in 2004. This increase was primarily due to ruble price increase, ruble appreciation and the introduction of new higher priced products. Gross margin in the Juice Segment stayed almost flat at 34.1%.

Selling and distribution expenses decreased as a percentage of sales from 15.0% during the 2003 to 14.6% in 2004, while in absolute terms they grew 23.2% in 2004 due to higher transportation expenditures, advertising and marketing costs, personnel and warehousing costs but were partially offset by a lower growth of bad debt provision. Advertising and marketing costs as a percentage of sales stayed almost flat year-on-year at 4.6% in 2004.

General and administrative expenses decreased as a percentage of sales from 8.1% during the 2003 to 7.8% in 2004, but grew in absolute terms 22.1%. This increase was caused by rising personnel costs combined with the repeal of the property tax privilege in the Dairy Segment that brought additional expense of about US$5.7mln in 2004.

Financial expense in 2004 totaled US$14.6 million compared to US$15.3 million in 2003. Interest expenses rose from US$20.9 million to US$22.3 million. Foreign currency gain was US$7.7 million compared to US$4.8 million in 2004.

Net income grew 8.5% and stood at US$23.0 million. Adjusted EBITDA in 2004 increased 21.3% year-on-year and amounted to US$96.9 million. Adjusted EBITDA margin was 8.1% in comparison to 8.5% in 2003.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	Full year ended December 31, 2004		Full year ended December 31, 2003
	US$ ‘mln	% of sales	US$ ‘mln	% of sales
Net income	23.0	1.9%	21.2	2.3%
Add: Depreciation and amortization	44.0	3.7%	30.8	3.3%
Add: Income tax expense	12.2	1.0%	10.7	1.1%
Add: Interest expense	22.3	1.9%	20.9	2.2%
Less: Interest income	(1.4)	0.1%	(2.9)	0.3%
Less: Currency remeasurement gains, net	(7.7)	0.6%	(4.8)	0.5%
Add: Bank charges	1.9	0.2%	2.0	0.2
Add: Other financial (income) expenses, net	(0.6)	0.0%	0.1	0.0%
Add: Minority interest	3.2	0.3%	2.0	0.2%
Adjusted EBITDA	96.9	8.1%	79.9	8.5%

Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except share and per share data)

	2004	2003
	unaudited	audited
Sales	$1,189,291	$938,459

Cost of sales	(861,661)	(665,104)

Gross profit	327,630	273,355

Selling and distribution expenses	(173,433)	(140,746)
General and administrative expenses	(92,816)	(75,973)
Other operating expenses	(8,458)	(7,481)

Operating income	52,923	49,155

Financial income and expenses, net	(14,618)	(15,273)

Income before provision for income taxes and minority interest	38,305	33,882

Provision for income taxes	(12,170)	(10,717)

Minority interest	(3,161)	(2,012)

Net income	$22,974	$21,153

Other comprehensive income, net of tax
Currency translation adjustment	23,324	20,581

Comprehensive income	$46,298	$41,734

Earnings per share - basic and diluted:	0,52	0,48

Weighted average number of shares outstanding, basic and diluted	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31,
	2004	2003
	unaudited	audited
ASSETS
Current assets:
Cash and cash equivalents	$23,791	$40,264
Trade receivables, net	62,210	57,424
Inventory, net	102,039	88,243
Taxes receivable	85,578	92,624
Advances paid	19,494	19,690
Net investment in direct financing leases	2,109	1,551
Deferred tax asset	6,265	5,210
Other current assets	7,145	3,648
Total current assets	308,631	308,654
Non-current assets:
Property, plant and equipment, net	436,793	393,769
Intangible assets, net	5,000	3,005
Goodwill	26,291	24,695
Net investment in direct financing leases – long-term portion	3,895	4,391
Long-term investments	2,971	2,931
Deferred tax asset – long-term portion	7,001	1,893
Other non-current assets	5,506	4,547
Total non-current assets	487,457	435,231
Total assets	$796,088	$743,885
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$58,214	$51,487
Advances received	3,492	2,586
Short-term loans	17,554	493
Long-term loans, current portion	936	1,769
Notes payable	—	6,032
Taxes payable	13,281	9,272
Accrued liabilities	14,691	10,983
Government grants – current portion	2,329	2,194
Other payables	33,801	36,033
Total current liabilities	144,298	120,849
Long-term liabilities:
Long-term loans	7,120	7,882
Long-term notes	201,709	200,926
Other long-term payables	39,294	49,020
Government grants – long-term portion	5,156	7,052
Deferred taxes – long-term portion	10,268	12,370
Total long-term liabilities	263,547	277,250
Total liabilities	407,845	398,099
Minority interest	17,327	21,168
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2004 and 2003	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	43,905	20,581
Retained earnings	132,971	109,997
Total shareholders’ equity	$370,916	$324,618
Total liabilities and shareholders’ equity	$796,088	$743,885

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2004	2003
Cash flows from operating activities:
Net Income	$22,974	$21,153

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3,161	2,012
Depreciation and amortisation	44,003	30,780
Currency remeasurement gain relating to bonds payable and long-term payables	(10,342)	(8,245)
Provision for obsolete inventory	3,482	2,100
Provision for doubtful accounts	1,784	8,230
(Gain) loss on disposal of property, plant and equipment	1,013	(358)
Earned income on net investment in direct financing leases	(407)	(483)
Deferred tax benefit	(6,021)	(4,149)
Currency remeasurement loss relating to cash and cash equivalents	1,557	1,244
Non-cash rental received	2,036	2,095
Gain from sale of trading securities	—	(1,903)
Write off of trade receivables	1,938	1,361
Amortisation of bonds issue expenses	1,025	613
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(9,208)	2,394
Increase in trade accounts receivable	(4,883)	(2,356)
Decrease (increase) in advances paid	1,356	(7,681)
Decrease (increase) in taxes receivable	13,979	(30,723)
(Increase) decrease in other current assets	(1,101)	1,068
Increase in trade accounts payable	2,969	6,363
Increase (decrease) in advances received	719	(1,565)
Increase in taxes payable	1,526	5,492
Increase in accrued liabilities	2,785	1,898
(Decrease) increase in other current payables	(3,148)	2,071
Increase (decrease) in other long-term payables	8	(227)

Total cash provided by operating activities	71,205	31,184

Cash flows from investing activities:

Cash paid for acquisition of subsidiaries, net of cash acquired	$(5,318)	$(7,002)
Cash paid for property, plant and equipment	(64,228)	(91,974)
Cash paid for acquisition of long term investments	(1,679)	(753)
Cash paid for acquisition of short-term investments	(2,048)	—
Proceeds from disposal of long term investments	134	4,196
Proceeds from disposal of property, plant and equipment	2,081	2,437
Cash paid for (proceeds from) net investments in direct financing leases	267	(2,046)
Total cash used in investing activities	(70,791)	(95,142)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	—	194,476
Proceeds from short-term loans	19,414	—
Repayment of short-term loans and notes payable	(11,447)	(107,820)
Repayment of long-term loans	(6,995)	(3,024)
Proceeds from long-term loans	4,856	5,138
Repayment of long-term payables	(20,673)	(15,371)
Repayment of long-term notes	(2,261)	—

Total cash (used in) provided by financing activities	(17,106)	73,399

Total cash (used in) provided by operating, investing and financing activities	(16,692)	9,441
Impact of exchange rate differences on cash and cash equivalents	219	1,483
Net (decrease) increase in cash and cash equivalents	(16,473)	10,924
Cash and cash equivalents, at beginning of period	40,264	29,340
Cash and cash equivalents, at end of period	23,791	40,264

Ends -

For further enquiries contact:

Marina Kagan
Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow
109028 Russia
Phone: +7 095 733 9726/9727
Mobile: + 7 095 762 2387
Fax: +7 095 733 9725
e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

In April 2004 Wimm–Bill–Dann was assigned the rating of corporate governance by Standard&Poor’s at the level 7+ (7.6 according to the national scale, maximum 10).

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004 – Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003 – Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	March 23, 2005